UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Life Time Fitness, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53217R207
(CUSIP Number)

Neil S. Bhatia, Esq. Marcato Capital Management LP One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53217R207	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,115,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,115,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 53217R207	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,115,167
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,115,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53217R207	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 729,327
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 729,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53217R207	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53217R207	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,332,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,332,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,332,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53217R207	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock (the “Shares”) of Life Time Fitness, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 21, 2014 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is restated in its entirety as follows:

The responses to Items 4, 5 and 6 of this Schedule 13D are hereby incorporated by reference.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $149,912,872, including the net cost of Shares and call options and the net amount received in respect of put options.  The amounts paid were funded by working capital.

CUSIP No. 53217R207	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended to add the following paragraph at the end thereof:

On June 17, 2014, certain of the Reporting Persons received notification granting their request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  Following such notification, the Reporting Persons exercised options that they owned and purchased additional Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

(a) - (e)
As of the close of trading on June 17, 2014, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 3,115,167 Shares (the “Marcato Shares”), constituting 7.6% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 729,327 Shares, constituting 1.8% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 53,675 Shares, constituting 0.1% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 2,332,165 Shares, constituting 5.7% of the Shares, each based upon 40,870,982 Shares outstanding as of April 18, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 729,327 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 53,675 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,332,165.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire's position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days (or since the Reporting Persons' most recent report, if shorter) are set forth in Exhibit B.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 53217R207	SCHEDULE 13D	Page 9 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is restated in its entirety as follows:

The responses to Items 3, 4 and 5 of this Schedule 13D are hereby incorporated by reference.

Certain of the Reporting Persons have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Reporting Persons will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Reporting Persons any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. The counterparties will also be required to pay the Reporting Persons the value of any dividends paid on such notional Shares during the term of the swaps.  All balances will be settled in cash. The Reporting Persons’ counterparty for the swap is Morgan Stanley Capital Services LLC.  The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of Shares specified in such swaps is 335,249 with respect to Marcato, L.P., 25,815 with respect to Marcato II, L.P., and 1,116,674 with respect to Marcato International Master Fund, Ltd.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

CUSIP No. 53217R207	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2014
(Date)

Marcato Capital Management LP*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit A

AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

June 19, 2014
(Date)

Marcato Capital Management LP*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Partner

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Exhibit B

Schedule of Transactions in Shares

The following tables set forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 17, 2014. All such transactions were purchases or sales of Shares effected in the open market, except for option exercises and transactions marked with (*), which are portfolio rebalancing transactions.  The tables include commissions paid in per share prices.

Marcato, L.P., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
05/21/2014	Buy	Common Stock	42,878	48.80
06/02/2014	Buy	Common Stock *	22,515	53.20
06/17/2014	Exercise to Common	OTC Call Option	(392,844)	30.00
06/17/2014	Exercise to Common	Common Stock	392,844	30.00

Marcato II, L.P., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
05/21/2014	Buy	Common Stock	3,301	48.80
06/02/2014	Sell	Common Stock *	(748)	53.20
06/17/2014	Exercise to Common	OTC Call Option	(30,250)	30.00
06/17/2014	Exercise to Common	Common Stock	30,250	30.00

Marcato International Master Fund, Ltd., Marcato and Richard T. McGuire III

Transaction Date	Transaction	Security	Shares/Options Bought (Sold)	Unit Cost
05/21/2014	Buy	Common Stock	142,746	48.80
06/02/2014	Sell	Common Stock *	(21,767)	53.20
06/17/2014	Exercise to Common	OTC Call Option	(1,308,528)	30.00
06/17/2014	Exercise to Common	Common Stock	1,308,528	30.00